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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
   Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                           DISPLAY TECHNOLOGIES, INC.
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             (Exact name of registrant as specified in its charter)

              Nevada                                      33-2286268
----------------------------------              -----------------------------
     (State of Incorporation                             (IRS Employer
         or Organization)                             Identification No.)

   5029 Edgewater Drive, Orlando, Florida                            32810
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   (Address of principal executive offices)                        (Zip Code)


If this form relates to the             If this form relates to the
registration of a class of              registration of a class of securities
securities pursuant to Section 12(b)    pursuant to Section 12(g) of the
of the Exchange Act and is effective    Exchange Act and is effective
pursuant to General Instruction         pursuant to General Instruction
A.(c), please check the following       A.(d), please check the following
box. [ ]                                box. [X]

Securities to be registered pursuant to Section 12(b) of the Act:


            None                                          None
-----------------------------------     ---------------------------------------
     (Title of each class                      (Name of exchange on which
      to be so registered)                   each class is to be registered)

Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Share Purchase Rights
                      -----------------------------------
                                (Title of Class)
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ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

     On September 8, 1999, the Board of Directors of Display Technologies, Inc. (the "Corporation") declared a dividend distribution of one preferred share
      -----------
purchase right (a "Right") for each outstanding share of Common Stock, par value
                   -----
$.001 per share (the "Common Shares"), of the Corporation.  The dividend is
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payable to shareholders of record on September 21, 1999 (the "Record Date"), and
                                                              -----------
with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one one-hundredth of a share of Series B Junior Participating Preferred Stock, $.001 par value per share (the "Preferred Shares"), of the
                                                 ----------------
Corporation at a price of $33.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the
 --------------
Rights are set forth in a Rights Agreement (the "Rights Agreement") between the
                                                 ----------------
Corporation and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), dated as of September 21, 1999.
 ------------

     Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares upon the earliest to occur of (i) the date of first public announcement that an Acquiring Person (as hereinafter defined) has become such; or (ii) 10 days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date").
                                                       -----------------
Subject to certain exceptions, an "Acquiring Person" is any person who or which
                                   ----------------
together with all affiliates and associates is the beneficial owner of 20% or more of the outstanding Common Shares (except pursuant to a Permitted Offer (as hereinafter defined)). The date of first public announcement that a person or group has become an Acquiring Person is the "Shares Acquisition Date".
                                             -----------------------

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.
As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record
                        ------------------
of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

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     The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 21, 2009, unless earlier redeemed by the Corporation as described below.

     In the event that any person becomes an Acquiring Person or an affiliate or associate thereof (except pursuant to a tender or exchange offer which is for all outstanding Common Shares at a price and on terms which a majority of certain members of the Board of Directors determines to be adequate and in the best interests of the Corporation and its shareholders, other than such Acquiring Person, its affiliates and associates (a "Permitted Offer")), each
                                                    ---------------
holder of a Right will thereafter have the right (the "Flip-In Right") to
                                                       -------------
receive upon exercise the number of Common Shares or of one one-hundredths of a share of Preferred Shares (or, in certain circumstances, other securities of the Corporation) having a value (immediately prior to such triggering event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void.

     In the event that, at any time following the Shares Acquisition Date, (i) the Corporation is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Corporation's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the
            ---------------
acquiring company (or in certain circumstances, its parent) having a value equal to two times the exercise price of the Right. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

     The Purchase Price payable, and the number of Preferred Shares, Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common

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Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $0.10 per share but, if greater, will be entitled to an aggregate dividend per share of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to the greater of (i) a minimum preferential liquidation payment of $10.00 per share and (ii) an aggregate payment per share of 100 times the aggregate payment made per Common Share. The Preferred Shares rank junior to all other classes and series of the Corporation's preferred stock with respect to dividends and upon liquidation, unless the terms of such other series provides otherwise. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Preferred Shares is equivalent to six full quarterly dividends or more, the holders of the Preferred Shares, subject to certain limitations, shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Shares until all cumulative dividends on the Preferred Shares have been paid through the last quarterly dividend payment date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are one one-hundredth or integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Corporation, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, and under certain other circumstances, the Corporation may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price") which redemption shall be effective upon the action of the Board of Directors. Additionally, following the time a person becomes an Acquiring Person and subject to certain other conditions, the Corporation may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, in certain circumstances, including redemption in connection with a merger or other business combination transaction or series of transactions involving the Corporation in which all holders of Common Shares are treated alike but not involving (other than as a holder of Common Shares being treated like all other holders) an Acquiring Person or its affiliates or associates. The payment of the Redemption Price may be deferred under certain circumstances as contemplated in the Rights Agreement.

     All of the provisions of the Rights Agreement may be amended by the Board of Directors of the Corporation prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

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     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders of the Corporation, shareholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

     As of September 16, 1999, there were 7,308,540 Common Shares outstanding and 3,946,342 Common Shares reserved for issuance with respect to: (a) options granted under the Corporation's stock option plans and certain non-plan options and warrants granted to consultants and others; (b) conversion of the Corporation's Series A Convertible Preferred Stock; and (c) conversion of the Corporation's convertible debt instruments; and (d) exercise of outstanding Common Share purchase warrants. A total of 500,000 Preferred Shares have been reserved for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation on terms not approved by the Corporation's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board, since the Rights may be redeemed by the Corporation at $.01 per Right, subject to adjustment, at any time prior to the time a person becomes an Acquiring Person.

     The Rights Agreement dated as of September 21, 1999 between the Corporation and Continental Stock Transfer & Trust Company, as Rights Agent, specifying the terms of the Rights, which includes as Exhibit A the form of Certificate of Designation, Preferences and Rights specifying the terms of the Preferred Shares, as Exhibit B the form of Right Certificate, and as Exhibit C the form of summary of Rights to Purchase Preferred Shares, is filed herewith as an exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

ITEM 2.   EXHIBITS.

          4.36 Rights Agreement, dated as of September 21, 1999 between Display Technologies, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized.


                                DISPLAY TECHNOLOGIES, INC.
                                      (Registrant)


Date: September 21, 1999        By:   J. William Brandner
                                    -------------------------------------
                                    J. William Brandner
                                    President and Chief Executive Officer



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